Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 6, 2023

Relating to Preliminary Prospectus Supplement dated December 6, 2023 and

Prospectus dated April 12, 2023

Registration No. 333-271227

MIDCAP FINANCIAL INVESTMENT CORPORATION

$75,000,000

8.00% Notes due 2028

PRICING TERM SHEET

December 6, 2023

The following sets forth the final terms of the 8.00% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated December 6, 2023, including the documents incorporated by reference therein, together with the accompanying prospectus dated April 12, 2023, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	MidCap Financial Investment Corporation (the “Company”)

Expected Security Ratings:*	Kroll (Exp): BBB-/Stable

Initial Aggregate Principal Amount Being Offered:	$75,000,000

Over-Allotment Option:	$11,250,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Initial Public Offering Price:	$25.00 per Note (Par)

Principal Payable at Maturity:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the Paying Agent, Registrar and Transfer Agent for the Notes or at such other office in The City of New York as we may designate.

Type of Note:	Fixed rate note

Listing:	The Company intends to list the Notes on the NASDAQ Global Select Market within 30 days of the original issue date under the trading symbol “MFICL”.

Stated Maturity Date:	December 15, 2028

Interest Rate:	8.00% per year

Underwriting Discount:	$2,362,500.00

Net Proceeds to the Issuer, before Expenses:	$72,637,500.00

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	December 6, 2023

Settlement Date:**	December 13, 2023 (T+5)

Date Interest Starts Accruing:	December 13, 2023

Interest Payment Dates:	Every March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including December 13, 2023, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York or another place of payment are authorized or obligated by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after December 15, 2025, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

CUSIP / ISIN:	03761U 601 / US03761U6010

Use of Proceeds:

The Company expects to use the net proceeds from the sale of the Notes to repay a portion of the indebtedness owed under its Senior Secured Facility.

The Company intends to use any net proceeds from the offering that are not applied as described above for general corporate purposes.

Joint Book-Runners:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Manager:	Apollo Global Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Company expects that delivery of the Notes will be made to investors on or about December 13, 2023, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next two succeeding business days will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next two business day should consult their advisors.

Apollo Global Securities, LLC is an affiliate of the Company and will receive a portion of the gross spread as an initial purchaser in the sale of the Notes.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated December 6, 2023, together with an accompanying prospectus dated April 12, 2023, which have been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement, is not complete and may be changed. The preliminary prospectus supplement, the accompanying prospectus and this announcement are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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